TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES
DRILLING RESULTS COMPLETED WITH
SEVERAL VISIBLE COPPER SHOWINGS ON
THE GOLD HILL PROSPECT IN BISBEE,
ARIZONA

For Immediate Release: January 2, 2008, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) is pleased to announce that Tom Parkhill, our geologist for the exploration program on the Gold Hill prospect near Bisbee, Arizona, has reported the drilling program commenced on November 27, 2007 and ended on December 5, 2007. During this period of time, five reverse circulation drill holes were completed on four separate copper targets. The depth of the holes ranged from 120 feet to 360 feet.

The total depth (T.D.) of the holes was as follows: 1-RC-T.D. -360 feet, 4-RC-T.D.- 120 feet (lost circulation-abandon hole), 2-RC-T.D.-350 feet, 3-RC-T.D.-300 feet and 5-RC-T.D.-300 feet (offset 4-RC about 8 feet to the north). All the holes were drilled at an orientation of 90º. Only two holes (2-RC and 1-RC) penetrated all the Glance Conglomerate and then penetrated part of the Naco Group before the hole reached its total depth.

One pound bags of samples were collected at every five foot interval and all of the samples were sent to ALS Chemex Labs in Sparks, Nevada for gold fire assay and 34 element chemical assay. We will announce the results of these assays as soon as we receive the results from ALS Chemex Labs.

Mr. Parkhill is currently preparing a NI 43-101 Technical Report for Teryl Resources Corp. for the Gold Hill Prospect.

Qualified Person: Mr. Tom Parkhill, Licensed Professional Geologist (Minnesota #30167), member of the National Association of State Boards of Geology (ASBOG), is the Qualified Person as defined by National Instrument 43-101 responsible for the accuracy of this news release.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold

Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF). Linux Gold Corp. owns 1.2 million shares of Teryl Resources Corp. Additionally; Teryl Resources Corp. has a 10% net profit interest from Kinross for the Stepovich Claims. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres and has acquired a state lease on an additional 601.74 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the old Gold Hill mines. The Gold Hill copper, gold, and silver property is four miles west of the Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 92.6 million tons of ore from 1954 to 1974.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

Contact:	John Robertson
800-665-4616

Press Release contact information:

For further information, please contact:
Renmark Financial Communications
Dan Symons : dsymons@renmarkfinancial.com
John Boidman : jboidman@renmarkfinancial.com
T: (514) 939-3989
F : (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.